Exhibit 21.1

Subsidiaries of Criteo S.A.

Name of Subsidiary	Jurisdiction of Incorporation
Criteo Australia Pty Ltd	Australia
Criteo Do Brasil Desenvolvimento De Serviços De Internet Ltda.	Brazil
HookLogic Brasil Soluções Em Tecnologia, Ltda.	Brazil
Criteo Canada Corp.	Canada
Criteo Advertising (Beijing) Co., Ltd.	China
Criteo France S.A.S.	France
Criteo Finance S.A.S.	France
Criteo GmbH	Germany
Criteo India Private Limited	India
Criteo S.R.L.	Italy
Criteo K.K.	Japan
Criteo B.V.	Netherlands
Criteo LLC	Russia
Criteo Singapore PTE. LTD.	Singapore
Criteo Europa MM, S.L.	Spain (Barcelona)
Criteo España, S.L.	Spain (Madrid)
Criteo Reklamcilik Hzimetleri ve Ticaret A.S.	Turkey
Criteo MEA FZ - LLC	United Arab Emirates (Dubai)
Criteo Ltd	United Kingdom
HookLogic Ltd	United Kingdom
Criteo Corp.	United States (Delaware)
HookLogic, Inc.	United States (Delaware)